O L S H A N G R U N D M A N F R O M E R O S E N Z W E I G & W O L O S K Y L L P
September 26, 2007	PARK AVENUE TOWER 65 EAST 55TH STREET NEW YORK, NEW YORK10022 TELEPHONE: 212.451.2300 FACSIMILE: 212.451.2222 WWW.OLSHANLAW.COM DIRECT DIAL: 212.451.2252 EMAIL: KSCHLESINGER@OLSHANLAW.COM

BY FACSIMILE

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division Of Corporation Finance, Mail Stop 3561

Attention: Assistant Director Ronald E. Alper, Esq.

Re:	SP Acquisition Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 14, 2007 File No. 333-142696

Dear Mr. Alper:

Per our discussion yesterday, attached are certain changed pages to the Form S-1. The changed pages are in response to Comments 2, 4 and 9 of the Staff’s comment letter dated September 25, 2007. Please call me at (212) 451-2249 or Mark L. Lakin at (212) 451-2249 at your earliest convenience to discuss.

Risk Factors, page 29

2.

We note your response to comment five of our letter dated September 7, 2007 and we reissue in part our prior comment. In the last risk factor on page 38, please discuss in more detail the factors that SP Acq LLC, Steel Partners II, L.P., your officers and directors would consider to make additional purchases, such as whether to influence the shareholder vote to approve a business combination. We may have further comment.

We have revised the disclosure provided under “The Offering—Founder’s Units” (page 8), “Risk Factors—SP Acq LLC, Steel Partners II, L.P. and our Directors will collectively own approximately 20% of our shares of common stock and may influence certain actions requiring a stockholder vote.” (page 33), “Proposed Business—Effecting a Business Combination—Opportunity for stockholder approval of business combination” (page 65), “Description of Securities—Common Stock” (page 93) to indicate that SP Acq LLC, Steel

NEW JERSEY OFFICE 744 BROAD STREET, 16TH FLOOR NEWARK, NJ 07102 TELEPHONE: 973.331.7200 FACSIMILE: 973.331.7222

September 25, 2007

Partners II, L.P. and the Company’s officers and directors could make purchases in order to influence the shareholder vote to approve a business combination.

Proposed Business, page 65

Effecting a Business Combination, page 71

Fair Market Value of Target Business or Businesses and Determination of Offering Amount, page 74

4.

We note your response to comment seven of our previous letter and your additional disclosure on page 75. Please include any related risk factors in regards to any limitation that shareholders would not be able to rely on such fairness opinion.

We have added disclosure to the risk factor entitled “We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value.” and have changed the title of such risk factor to contemplate the additional language (page 34).

Management, page 91

Conflicts of Interest, page 96

9.

We note your disclosure on page 96, and similar disclosure on page 40, that the company has entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C. We also note the disclosure on page 96 that, “Due to those existing ... affiliations, members of our management team may have fiduciary obligations to present potential opportunities to those entities prior to presenting them to us which could cause conflicts of interest.” Please reconcile the disclosure and provide a listing of each entity with which a conflict of interest may or does exist with the company. Please also revise the related risk factor as appropriate.

We have revised the disclosure on “Management—Conflicts of Interest” (page 81) to indicate which entities with which a conflict of interest may or does exist with the Company. We have also revised the disclosure to more clearly indicate that the right of first review does not apply to companies targeted for acquisition by any business in which Steel Partners II, L.P., directly or indirectly, has an investment. We have made similar changes to “Certain Transactions” (page 89) and the risk factor entitled “Members of our management team and our directors are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time and business opportunities.” (page 36).

September 25, 2007

Please direct any questions or comments concerning Amendment No. 4 or this response to the undersigned at 212-451-2252, Steve Wolosky at 212-451-2333 or Mark L. Lakin at 212-451-2249.

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

the number of founder’s units it has transferred to Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker. We will not make or receive any cash payment in respect of any such adjustment.

If the underwriters determine the size of this offering should be increased it could also result in a proportionate increase in the amount of interest we may withdraw from the trust account. As a result of an increase in the size of this offering, the per-share conversion or liquidation price could decrease by as much as $0.02.

In addition, SP Acq LLC, Steel Partners II, L.P. and each of our officers and directors has also agreed that if it, he or she acquires shares of common stock in or following this offering, it, he or she will vote all such acquired shares in favor of our initial business combination. Any such purchases of stock in the offering or following this offering will be based solely upon the judgment of such person or entity (and may be made to impact the shareholder vote to approve a business combination) and are expected to be effected through open market purchases or privately negotiated transactions. As a result, neither SP Acq LLC, Steel Partners II, L.P. nor any of our officers or directors will be able to exercise the conversion rights (as described below) with respect to any of our shares that it, he or she may acquire prior to, in or after this offering. However, with the exception of the co-investment none of SP Acq LLC, Steel Partners II, L.P., our officers or our directors has indicated to us any intent to purchase our securities in the offering or following the offering. Following the offering, we believe that SP Acq LLC, Steel Partners II, L.P. and our officers and directors will often be in possession of material non-public information about us that will restrict their ability to make purchases of our securities.

Additional Founder’s Warrants:

On March 22, 2007, SP Acq LLC also agreed to purchase 5,250,000 warrants at a price of $1.00 per warrant, upon the consummation of this offering. We refer to these warrants as the additional founder’s warrants throughout this prospectus. Subsequent to this agreement, Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker agreed that they would purchase a total of 500,000 of the additional founder’s warrants from SP Acq LLC. The additional founder’s warrants will be purchased separately and not in combination with common stock or in the form of units. The purchase price of the additional founder’s warrants will be added to the proceeds from this offering to be held in the trust account at JPMorgan Chase Bank, N.A., to be maintained by Continental Stock Transfer & Trust Company pending our completion of an initial business combination. If we do not complete an initial business combination that meets the criteria described in this prospectus, then the $5.25 million purchase price of the additional founder’s warrants will become part of the liquidation distribution to our public stockholders and the additional founder’s warrants will expire worthless.

The additional founder’s warrants are identical to the warrants sold in this offering, except that they will be non-redeemable so long as

Risk factors

If we issue debt securities to acquire or finance a target business, our liquidity may be adversely affected and the combined business may face significant interest expense.

We may elect to enter into a business combination that requires us to issue debt securities as part of the purchase price for a target business. If we issue debt securities, such issuances may result in an increase in interest expense for the post-combination business and may adversely affect our liquidity in the event of:

a default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay principal and interest obligations on our debt;

an acceleration, which could occur even if we are then current in our debt service obligations if the debt securities have covenants that require us to meet certain financial ratios or maintain designated reserves, and such covenants are breached without waiver or renegotiation;

a required immediate payment of all principal and accrued interest, if any, if the debt securities are payable on demand; or

our inability to obtain any additional financing, if necessary, if the debt securities contain covenants restricting our ability to incur indebtedness.

For a more complete discussion of alternative structures for a business combination and the possibility that we may incur debt to finance our initial business combination, please see ‘‘Proposed Business — Effecting a Business Combination — Selection of a target business and structuring of an initial business combination.’’

SP Acq LLC, Steel Partners II, L.P. and our Directors will collectively own approximately 20% of our shares of common stock and may influence certain actions requiring a stockholder vote.

SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker will collectively own approximately 20% of our issued and outstanding shares of common stock when this offering is completed (and together with its affiliate Steel Partners II, L.P., SP Acq LLC will own approximately 24.5% of our issued and outstanding shares of common stock upon consummation of the co-investment). SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker have agreed, in connection with the stockholder vote required to approve our initial business combination, to vote all of their founder’s shares either for or against the initial business combination as determined by the totality of the stockholder vote and each of them together with our officers and directors has agreed that if it, he or she acquires additional shares of common stock in or following this offering, it, he or she will vote all such acquired shares in favor of our initial business combination. Accordingly, shares of common stock owned by SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker will not have the same voting or conversion rights as our public stockholders with respect to a potential initial business combination, and none of SP Acq LLC, Steel Partners II, L.P., nor any of our officers or directors will be able to exercise the conversion rights with respect to any of our shares that it, he or she may acquire prior to, in or after this offering. Any purchases of stock in the offering or following this offering will be based solely upon the judgment of such person or entity (and may be made to impact the shareholder vote to approve a business combination) and are expected to be effected through open market purchases or privately negotiated transactions. However, with the exception of the co-investment none of SP Acq LLC, Steel Partners II, L.P., our officers or our directors has indicated to us any intent to purchase our securities in the offering or following the offering. Following the offering, we believe that SP Acq LLC, Steel Partners II, L.P. and our officers and directors will often be in possession of material non-public information about us that will restrict their ability to make purchases of our securities.

Some of our current officers and directors may resign upon consummation of our initial business combination

Our ability to effect our initial business combination successfully will be largely dependent upon the efforts of our officers and directors. However, while it is possible that some of our officers and directors will remain associated with us in various capacities following our initial business combination, some of them may resign and some or all of the management of the target business may remain in place.

Proposed business

of directors will be to ensure that they select the best management team to pursue our business strategy. If they determine that the incumbent management of an acquired business should be replaced and that one or more of our officers and directors is the best available replacement, it is possible that some of our officers or directors will devote some or all of their efforts to our affairs subsequent to our initial business combination.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Opportunity for stockholder approval of business combination

Prior to the completion of our initial business combination, we will submit the transaction to our stockholders for approval, even if the nature of the transaction is such as would not ordinarily require stockholder approval under applicable state law. At the same time, we will submit to our stockholders for approval a proposal to amend our amended and restated certificate of incorporation to permit our continued corporate existence if the initial business combination is approved and consummated. The quorum required to constitute this meeting, as for all meetings of our stockholders in accordance with our bylaws, is a majority of our issued and outstanding common stock (whether or not held by public stockholders). We will consummate our initial business combination only if the required number of shares are voted in favor of both the initial business combination and the amendment to extend our corporate life. If a majority of the shares of common stock voted by the public stockholders are not voted in favor of a proposed initial business combination, we may continue to seek other target businesses with which to effect our initial business combination that meet the criteria set forth in this prospectus until the expiration of 24 months from consummation of this offering. In connection with seeking stockholder approval of our initial business combination, we will furnish our stockholders with proxy solicitation materials prepared in accordance with the Exchange Act, which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the target business based on United States generally accepted accounting principles.

In connection with the stockholder vote required to approve our initial business combination, SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker have agreed to vote all of their founder’s shares either for or against a business combination, as determined by the totality of the public stockholder vote. SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker and each of our officers and directors have also agreed that if it, he or she acquires shares of common stock in or following this offering, it, he or she will vote all such acquired shares in favor of our initial business combination. Any such purchases of common stock in this offering or following this offering will be based solely upon the judgment of such person or entity (and may be made to impact the shareholder vote to approve a business combination) and are expected to be effected through open market purchases or privately negotiated transactions. As a result, neither SP Acq LLC, Steel Partners II, L.P. nor any of our officers or directors will be able to exercise the conversion rights with respect to any of our shares that it, he or she may acquire prior to, in or after this offering. However, with the exception of the co-investment none of SP Acq LLC, Steel Partners II, L.P., our officers or our directors has indicated to us any intent to purchase our securities in the offering or following the offering. Following the offering, we believe that SP Acq LLC, Steel Partners II, L.P. and our officers and directors will often be in possession of material non-public information about us that will restrict their ability to make purchases of our securities. We will proceed with our initial business combination only if a quorum is present at the stockholders’ meeting and, as required by our amended and restated certificate of incorporation, a majority of the shares of common stock voted by the public stockholders are voted, in person or by proxy, in favor of our initial business combination and stockholders owning no more than 30% of the shares sold in this offering (minus one share) vote against the business combination and exercise their conversion rights. Under the terms of the Company’s amended and restated certificate of incorporation, this provision may not be amended without the unanimous consent of the Company’s stockholders prior to consummation of an initial business consummation. Even though the validity of unanimous consent provisions under Delaware law has not been settled, neither we nor our board of directors will propose any amendment to this 30% threshold, or support, endorse or recommend any proposal that stockholders amend this threshold (subject to any fiduciary obligations our management or board may have). In addition, we believe we have an

65

Description of securities

In connection with the vote required for our initial business combination, SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker have agreed to vote all of their founder’s shares either for or against a business combination as determined by the public stockholder vote, and each of them and each of our officers and directors has also agreed that if they acquire shares of common stock in or following this offering, they will vote all such acquired shares in favor of our initial business combination. Any such purchases of common stock following this offering will be based solely upon the judgment of such person or entity (and may be made to impact the shareholder vote to approve a business combination) and are expected to be effected through open market purchases or privately negotiated transactions. As a result, neither SP Acq LLC, Steel Partners II, L.P. nor any of our officers or directors will be able to exercise the conversion rights for any shares they hold if our initial business combination is approved by a majority of our public stockholders who vote in connection with our initial business combination. However, with the exception of the co-investment none of SP Acq LLC, Steel Partners II, L.P., our officers or our directors has indicated to us any intent to purchase our securities in the offering or following the offering. Following the offering, we believe that SP Acq LLC, Steel Partners II, L.P. and our officers and directors will often be in possession of material non-public information about us that will restrict their ability to make purchases of our securities. In connection with the vote required for our initial business combination, a majority of our issued and outstanding common stock (whether or not held by public stockholders), present in person or by proxy, will constitute a quorum. If a quorum is not present, our bylaws permit a majority in voting power of the stockholders present in person or by proxy and entitled to vote at the meeting to adjourn the meeting for 30 days or less from time to time, without notice other than announcement of the date, time and place of the adjourned meeting at the meeting, until the requisite amount of stock entitled to vote shall be present. If our stockholders vote on any other matters at an annual or special meeting, SP Acq LLC, Steel Partners II, L.P. and our officers and directors may vote all of their shares, whenever acquired, as they see fit.

We will proceed with an initial business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning up to 30% of the shares (minus one share) sold in this offering vote against the business combination and exercise their conversion rights as described below. Voting against the business combination alone will not result in conversion of a stockholder’s shares into a pro rata share of the trust account. A stockholder must have also exercised the conversion rights described below for a conversion to be effective.

If we are forced to liquidate prior to our initial business combination, our public stockholders are entitled to share ratably in the trust account, inclusive of any interest not previously released to us to fund working capital requirements, and net of any income taxes payable on interest on the balance in the trust account, which income taxes, if any, shall be paid from the trust account, and any assets remaining available for distribution to them after payment of liabilities. Liquidation expenses will be paid only from funds held outside of the trust account. If we do not complete an initial business combination and the trustee must distribute the balance of the trust account, the underwriters have agreed that: (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account, and (ii) the deferred underwriters’ discounts and commission will be distributed on a pro rata basis among the public stockholders together with any accrued interest thereon and net of income taxes payable on such interest. SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker have waived their rights to participate in any liquidation distribution with respect to the founder’s shares. There will be no distribution from the trust account with respect to any of our warrants, which will expire worthless if we are liquidated, and as a result purchasers of our units will have paid the full unit purchase price solely for the share of common stock included in each unit.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote against our initial business combination and our initial business combination is approved and completed. Public stockholders who convert their common stock into their pro rata share of the trust account will retain the right to exercise any warrants they own.

93

Risk factors

We may have only limited ability to evaluate the management of the target business.

We may have only limited ability to evaluate the management of the target business. Although we intend to closely scrutinize the management of a prospective target business in connection with evaluating the desirability of effecting a business combination, we cannot assure you that our assessment of management will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company and the securities laws, which could increase the time and resources we must expend to assist them in becoming familiar with the complex disclosure and financial reporting requirements imposed on U.S. public companies, including the requirement to maintain an effective system of internal controls. This could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect the price of our stock.

We may seek to effect our initial business combination with one or more privately held companies, which may present certain challenges to us, including the lack of available information about these companies.

In pursuing our acquisition strategy, we may seek to effect our initial business combination with one or more privately held companies. By definition, very little public information exists about these companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information.

We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value and it is possible that any opinion that we obtain would only be able to be relied upon by our board of directors and not by our stockholders.

The initial target business that we acquire must have a fair market value equal to at least 80% of the sum of the balance in the trust account plus the proceeds of the co-investment (excluding deferred underwriting discounts and commissions of $12.6 million or $14.49 million if the over-allotment option is exercised in full) at the time of our initial business combination. There is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a target business or businesses with a fair market value in an amount considerably greater than 80% of the sum of the balance in the trust account plus the proceeds of the co-investment (excluding deferred underwriting discounts and commissions as described above) at the time of our initial business combination. Other than the co-investment, we have not had any preliminary discussions, or have any plans, agreements or commitments, with respect to financing arrangements with any third party. The fair market value of such business will be determined by our board of directors based on all relevant information available at the time, which may differ on a case-by-case basis depending on the specific nature of the target and the structure of the transaction, including the projected performance of the target based on its potential under our business plan (as determined in part upon standards generally accepted by the financial community). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the National Association of Securities Dealers, Inc. with respect to the satisfaction of such criteria. We expect that any such opinion would be included in our proxy solicitation materials furnished to our stockholders in connection with the stockholder vote on our initial business combination, and that such independent investment banking firm will be a consenting expert. Although management has not consulted with any investment banker in connection with such an opinion, it is possible that the opinion would only be able to be relied upon by our board of directors and not by our stockholders. We will need to consider the cost in making a determination as to whether to hire an investment bank that will allow our stockholders to rely on its opinion, and will do so unless the cost is substantially (approximately $50,000) in excess of what it would be otherwise. In the event that we obtain an opinion that we and the investment banker believe cannot be relied on by our stockholders, we will include disclosure in the proxy statement providing support for that belief. While our stockholders might not have legal recourse against the investment banking firm in such case, the fact that an independent expert has evaluated, and passed upon, the fairness of the transaction is a factor our stockholders may consider in determining whether or not to vote in favor of the potential business combination.We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our board of directors independently determines that the target business or businesses has sufficient fair market

Management

secretarial and administrative services. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Governance and Nominating Committee

On completion of this offering, our governance and nominating committee will consist of Messrs. Bergamo, LaBow, Toboroff and Walker with Mr. LaBow serving as chair. The functions of our governance and nominating committee include:

recommending qualified candidates for election to our board of directors;

evaluating and reviewing the performance of existing directors;

making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees; and

developing and recommending to our board of directors governance and nominating guidelines and principles applicable to us.

CODE OF ETHICS AND COMMITTEE CHARTERS

We will adopt a code of ethics that applies to our officers, directors and employees. We will file copies of our code of ethics and our board committee charters as exhibits to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

CONFLICTS OF INTEREST

Potential investors should be aware of the following potential conflicts of interest:

Members of our management team are not required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities.

The members of our management team as well as the entities in the Steel Partners Group may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those we intend to conduct.

Members of our management team may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. We have entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C., which provides that from the date of this prospectus until the earlier of the consummation of our initial business combination or our liquidation in the event we do not consummate an initial business combination, we will have a right of first review with respect to business combination opportunities of Steel Partners Group relating to companies that are not publicly traded on a stock exchange or over-the-counter market with an enterprise value of between $300 million to $1.5 billion. However, this right of first review does not apply to companies targeted for acquisition by any business in which Steel Partners II, L.P. directly or indirectly has an investment (including Steel Partners Japan Strategic Fund (Offshore), L.P. or businesses headquartered in or organized under the laws of China. Currently, members of our management team are officers or directors of the following entities in which Steel Partners II, L.P., directly or indirectly, has an investment: Angelica Corporation, BNS Holding, Inc., Collins Industries, Inc., CoSine Communications, Inc., Del Global Technologies Corp., Gateway Industries, Inc., KT&G Corporation, NOVT Corporation, SL Industries, Inc., United Industrial Corporation, WebBank, WebFinancial Corporation and WHX Corporation. In addition, such members of our management team could in the future become officers or directors of other entities in which Steel Partners II, L.P., directly or indirectly, has an investment. Due to those existing and future affiliations, members of our management team may have fiduciary obligations to

Management

present potential business opportunities to those entities prior to presenting them to us which could cause conflicts of interest. Accordingly, members of our management team and our directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the previous section entitled ‘‘Directors and Executive Officers.’’

Since Mr. Lichtenstein may be deemed the beneficial owner of shares held by SP Acq LLC and Steel Partners II, L.P., he may have a conflict of interest in determining whether a particular target business is appropriate for us and our stockholders. This ownership interest may influence his motivation in identifying and selecting a target business and timely completing an initial business combination. The exercise of discretion by our officers and directors in identifying and selecting one or more suitable target businesses may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.

Unless we consummate our initial business combination, our officers and directors and Steel Partners Group and its employees will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account that may be released to us as working capital. These amounts were calculated based on management’s estimates of the funds needed to finance our operations for 24 months and to pay expenses in identifying and consummating our initial business combination. Those estimates may prove to be inaccurate, especially if a portion of the available proceeds is used to make a down payment in connection with our initial business combination or pay exclusivity or similar fees or if we expend a significant portion in pursuit of an initial business combination that is not consummated. Our officers and directors may, as part of any business combination, negotiate the repayment of some or all of any such expenses. The financial interest of our officers and directors and Steel Partners Group could influence our officers’ and directors’ motivation in selecting a target business, and therefore they may have a conflict of interest when determining whether a particular business combination is in the stockholders’ best interest. Specifically, our officers and directors may tend to favor potential initial business combinations with target businesses that offer to reimburse any expenses that we did not have the funds to reimburse ourselves.

Our officers and directors may have a conflict of interest with respect to evaluating a particular initial business combination if the retention or resignation of any such officers and directors were included by a target business as a condition to any agreement with respect to an initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

the corporation could financially undertake the opportunity;

the opportunity is within the corporation’s line of business; and

it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board of directors evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Each of our officers and directors has, or may come to have, to a certain degree, other fiduciary obligations. Members of our management team have fiduciary obligations to other companies on whose board of directors they presently sit, or may have obligations to companies whose board of directors they may join in the future. To the extent that they identify business opportunities that may be suitable for us or other companies on whose board of directors they may sit, our directors will honor those fiduciary obligations. Accordingly, they may not present opportunities to us that come to their attention in the performance of their duties as directors of such

Risk factors

value of between $300 million and $1.5 billion. However, this right of first review does not apply to companies targeted for acquisition by any businesses in which Steel Partners II, L.P. directly or indirectly has an investment (including Steel Partners Japan Strategic Fund (Offshore), L.P. or businesses headquartered in or organized under the laws of China. Currently, members of our management team are officers or directors of the following entities in which Steel Partners II, L.P., directly or indirectly, has an investment: Angelica Corporation, BNS Holding, Inc., Collins Industries, Inc., CoSine Communications, Inc., Del Global Technologies Corp., Gateway Industries, Inc., KT&G Corporation, NOVT Corporation, SL Industries, Inc., United Industrial Corporation, WebBank, WebFinancial Corporation and WHX Corporation. In addition, such members of our management team could in the future become officers or directors of other entities in which Steel Partners II, L.P., directly or indirectly, has an investment. Due to those existing and future affiliations, members of our management team and our directors may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us which could cause additional conflicts of interest. Accordingly, members of our management team may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Moreover, members of our management team are not obligated to expend a specific number of hours per week or month on our affairs. For a complete discussion of our management team’s business affiliations and the potential conflicts of interest that you should be aware of, please see ‘‘Management — Directors and Executive Officers,’’ ‘‘Management — Conflicts of Interest’’ and ‘‘Certain Transactions.’’ We cannot assure you that these conflicts will be resolved in our favor.

We may use resources in researching acquisitions that are not consummated, which could materially and adversely affect subsequent attempts to effect our initial business combination.

We expect that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys, and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the transaction for any number of reasons, including reasons beyond our control, such as that 30% or more of our public stockholders vote against the transaction and opt to convert their stock into a pro rata share of the trust account even if a majority of our stockholders approve the transaction. Any such event will result in a loss to us of the related costs incurred, which could materially and adversely affect subsequent attempts to consummate an initial business combination.

Because the founder’s shares will not participate in liquidation distributions by us, SP Acq LLC, directors and our management team may have a conflict of interest in deciding if a particular target business is a good candidate for an initial business combination.

SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker have waived their right to receive distributions with respect to the founder’s shares if we liquidate because we fail to complete a business combination. Those shares of common stock and all of the warrants owned by SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker will be worthless if we do not consummate our initial business combination. Since Mr. Lichtenstein may be deemed the beneficial owner of shares held by SP Acq LLC and Steel Partners II, L.P., he may have a conflict of interest in determining whether a particular target business is appropriate for us and our stockholders. This ownership interest may influence his motivation in identifying and selecting a target business and timely completing an initial business combination. The exercise of discretion by our officers and directors in identifying and selecting one or more suitable target businesses may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.

Our officers’ and directors’ interests in obtaining reimbursement for any out-of-pocket expenses incurred by them may lead to a conflict of interest in determining whether a particular target business is appropriate for an initial business combination and in the public stockholders’ best interest.

36

Certain transactions

account, there is no limit on the amount of out-of-pocket expenses that could be incurred. Our audit committee will review and approve all payments made to our officers, directors and affiliates, including Steel Partners Group, other than the payment of an aggregate of $10,000 per month to Steel Partners, Ltd. for office space, secretarial and administrative services, and any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and interest income of up to $3.5 million on the balance in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate an initial business combination.

Members of our management team may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. We have entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C., which provides that from the date of this prospectus until the earlier of the consummation of our initial business combination or our liquidation in the event we do not consummate an initial business combination, we will have a right of first review with respect to business combination opportunities of Steel Partners Group relating to companies that are not publicly traded on a stock exchange or over-the-counter market with an enterprise value of between $300 million to $1.5 billion in which Steel Partners II, L.P. directly or indirectly has an investment (including Steel Partners Japan Strategic Fund (Offshore), L.P.) or businesses headquartered in or organized under the laws of China. Currently, members of our management team are officers or directors of the following entities in which Steel Partners II, L.P., directly or indirectly, has an investment: Angelica Corporation, BNS Holding, Inc., Collins Industries, Inc., CoSine Communications, Inc., Del Global Technologies Corp., Gateway Industries, Inc., KT&G Corporation, NOVT Corporation, SL Industries, Inc., United Industrial Corporation, WebBank, WebFinancial Corporation and WHX Corporation. In addition, such members of our management team could in the future become officers or directors of other entities which Steel Partners II, L.P., directly or indirectly, has an investment. Due to those existing and future affiliations, members of our management team may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us which could cause conflicts of interest. In addition, our directors and officers may in the future become affiliated with entities, including other blank check companies, engaged in activities similar to those intended to be conducted by us. Accordingly, members of our management team and our directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management team’s other affiliations and the potential conflicts that you should be aware of, see the sections entitled ‘‘Management — Directors and Executive Officers’’ and ‘‘Management — Conflicts of Interest.’’

Other than reimbursable out-of-pocket expenses payable to our officers and directors and Steel Partners II, L.P. and an aggregate of $10,000 per month paid to Steel Partners, Ltd. for office space, secretarial and administrative services, no compensation or fees of any kind, including finder’s and consulting fees or any other forms of compensation, including but not limited to stock options, will be paid to any of our officers or directors or their affiliates.